Exhibit 99.1

Genius Group resumes buying Bitcoin, increases Bitcoin Treasury by 40%.

SINGAPORE, May 22, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that following the favorable ruling by the U.S. Court of Appeals, allowing Genius Group to buy Bitcoin, the Company has resumed buying Bitcoin for its Bitcoin Treasury.

The Company has increased its Bitcoin Treasury by an additional 40%, with the purchase of 24.5 Bitcoin. The Company currently holds 85.5 Bitcoin purchased for $8.5 million, at an average price of $99,700 per Bitcoin.

The Company is restating its target to build its Treasury to 1,000 Bitcoin. The target was first announced in November 2024. The Company rapidly built its Bitcoin Treasury to 440 Bitcoin by February 2025, but was then prevented from buying Bitcoin via a Temporary Restraining Order and Preliminary Injunction (“PI”) from February 14 until May 6, when the PI was stayed by the U.S. Court of Appeals pending the appeal hearing. During this period the Company was forced to sell most of its Bitcoin Treasury, for which it has filed for damages in an amended RICO suit filed yesterday in the U.S. District Court, Southern District of Florida.

The Company is now in the process of restructuring its operations and rebuilding its Bitcoin Treasury, with the launch of its Bitcoin Academy featuring leading Bitcoin advocates, including Saifedean Ammous, author of “The Bitcoin Standard” scheduled for the end of May.

Roger Hamilton, CEO of Genius Group, said “We are pleased to be able to begin the task of rebuilding shareholder value from the damage caused by the legal actions of third parties, and delivering on our 2025 plan. Genius is committed to educating students on the ABCs of the Future: AI, Bitcoin and Community, and preparing the world for the coming digital workforce and digital economy. Building our Bitcoin Treasury is a key part of that plan.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai